April 6th, 2010


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Mark P. Shuman
Legal Branch Chief

Re:	Vibe Ventures Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on March 8, 2010
File No. 333-164081

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

General
1.	Thank you for this information.  We will not file reports until after our registration statement is declared effective.
2.	We have updated the financial records to include the interim period ending January 31st, 2010
3.	We have modified the table of contents as per your request.

Facing Sheet
4.	Thank you for this observation.  We will make sure this box is checked.

Prospectus Cover Page
5.	We have clarified this section.  I am the sole individual selling shares.
6.	We have reconciled the statements regarding the offering period.
7.	We will advise dealers of their prospectus delivery obligation.

Risk Factors
8.	We have expanded my disclosure under Risk Factors, Use of Proceeds, and Our Business. I have clarified how the funds will be used, and provided a cross reference as per your request.

Use of Proceeds
9.	We have further developed this section of the S-1.  We have included the suggested columnar diagram.  This section should be clearer.

Dilution
10.	Thank you for your observation.  There is in fact no minimum.  We have corrected this section to reflect this.
11.	We have added in the columnar presentation as suggested.  Furthermore, we have inserted a cross reference in the Procedures for Subscribing section linking to this diagram.

Our Business
12.	We have added in Obtaining Special Licences to the Risk Factors section as requested.

Revenue
13.	We have expanded the disclosure on why I cannot devote more than 20 hours per week to the business.

Description of Property
14.	We have expanded the disclosure regarding the current office arrangement.

Directors, Executive Officers, Promoters, Control Persons
15.	We have revised our filing as per your request

Managements Discussion and Analysis of Financial Condition and Results of Operations
16.	We have expanded our disclosure regarding the required amount of cash needed for operations.

Executive Compensation
17.	Format for this table has been updated accordingly

Available Information
18.	We have revised our filing to include the described Risk Factor.

Financial Statements
19.	Thank you for spotting this oversight.  We will update and remove the requested references accordingly.

Recent Sales of Unregistered Securities
20.	We have reconciled our disclosure to correct for this mistake.

Exhibits
21.	We have included the exhibits requested.

Signatures
22.	Thank you for your observation.  All future filings will take this into account.

Sincerely,


Hong Mei Ma